SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

03 August 2018

 LLOYDS BANKING GROUP plc

 (Translation of registrant's name into English)

5th Floor

25 Gresham Street

London

EC2V 7HN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 03 August 2018 re: Transaction in Own Shares

03 August 2018

TRANSACTIONS IN OWN SECURITIES
Lloyds Banking Group plc (the "Company") announces today that it has purchased the following number of its ordinary shares, from UBS AG, London Branch (the "Broker").

Ordinary Shares
Date of purchases:	03 August 2018
Number of ordinary shares purchased:	1,399,705
Highest price paid per share (pence):	62.7300
Lowest price paid per share (pence):	62.4000
Volume weighted average price paid per share (pence):	62.5646

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 07 March 2018, as announced on 08 March 2018.

The Company intends to cancel these Shares.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is set out in the Schedule to this announcement.

- END -

For further information:

Investor Relations
Douglas Radcliffe                                                                               +44 (0)20 7356 1571
Group Investor Relations Director
douglas.radcliffe@lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                           +44 (0)20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

SCHEDULE

TRANSACTION DETAILS

Aggregated information

Date of purchase:	03 August 2018

Trading venue	Volume weighted average price (pence)	Aggregated volume
London Stock Exchange	62.5646	1,399,705
BATS Europe	0.0000	0
Chi-X Europe	0.0000	0
Turquoise	0.0000	0

Transaction details

Issuer name:	Lloyds Banking Group plc
ISIN:	GB0008706128
Intermediary name:	UBS Limited
Intermediary code:	UBSWGB24
Time zone:	UTC
Currency:	GBX

Number of shares purchased	Transaction price(pence per share)	Time of transaction	Trading venue	MatchId
17,669	62.6800	09:05:08	LSE	582362
6,130	62.6800	09:05:08	LSE	582360
14,525	62.6600	09:05:09	LSE	582374
8,118	62.6600	09:05:09	LSE	582372
1,324	62.5700	09:07:51	LSE	585493
14,867	62.5700	09:07:51	LSE	585491
7,500	62.5700	09:07:51	LSE	585489
25,577	62.5400	09:11:24	LSE	592512
12,745	62.5300	09:15:03	LSE	597355
10,270	62.5300	09:16:20	LSE	598617
25,688	62.5600	09:18:23	LSE	600666
3,819	62.6100	09:22:17	LSE	606265
20,761	62.6100	09:22:17	LSE	606267
13,921	62.5900	09:25:42	LSE	609796
13,213	62.5900	09:25:42	LSE	609794
26,456	62.5600	09:30:07	LSE	615305
11,648	62.5300	09:33:09	LSE	618855
16,000	62.5300	09:33:09	LSE	618853
4,037	62.4400	09:37:22	LSE	623208
15,000	62.4400	09:37:22	LSE	623206
6,219	62.4400	09:37:22	LSE	623204
6,589	62.4000	09:41:43	LSE	627724
16,000	62.4000	09:41:43	LSE	627722
24,741	62.5100	09:45:06	LSE	631357
26,941	62.4500	09:50:06	LSE	637309
24,760	62.4900	09:55:02	LSE	642732
23,723	62.4600	09:57:29	LSE	645576
1,879	62.5100	10:01:32	LSE	650320
21,843	62.5100	10:01:32	LSE	650318
24,547	62.5400	10:05:16	LSE	654917
15,660	62.5000	10:10:20	LSE	660030
7,562	62.5000	10:10:20	LSE	660028
24,609	62.5200	10:14:04	LSE	663810
16,000	62.6200	10:20:41	LSE	671201
11,608	62.6200	10:20:41	LSE	671199
23,514	62.5700	10:23:59	LSE	674462
19,295	62.6300	10:28:20	LSE	679125
4,683	62.6300	10:28:20	LSE	679123
7,207	62.6700	10:32:18	LSE	684884
18,287	62.6700	10:32:18	LSE	684882
2,412	62.6500	10:37:16	LSE	690084
18,606	62.6500	10:37:16	LSE	690082
3,420	62.6500	10:37:16	LSE	690080
24,079	62.6100	10:42:14	LSE	695319
2,737	62.6100	10:42:14	LSE	695317
25,879	62.6500	10:50:06	LSE	702633
23,865	62.6500	10:51:43	LSE	704462
20,680	62.5900	10:56:50	LSE	709960
1,609	62.5900	10:56:50	LSE	709942
24,339	62.4700	11:01:26	LSE	714959
1,076	62.4200	11:07:20	LSE	720928
23,081	62.4200	11:07:20	LSE	720926
22,845	62.4700	11:11:37	LSE	723491
25,650	62.5900	11:15:40	LSE	726801
11,352	62.5700	11:21:29	LSE	731164
12,595	62.5700	11:21:29	LSE	731162
23,290	62.5600	11:25:52	LSE	733736
23,238	62.5400	11:31:00	LSE	736990
1,543	62.5400	11:31:00	LSE	736988
13,772	62.5100	11:36:21	LSE	740311
10,779	62.5100	11:36:21	LSE	740313
27,531	62.5200	11:41:48	LSE	743685
8,909	62.5000	11:47:50	LSE	747363
18,596	62.5000	11:47:50	LSE	747361
6,501	62.5600	11:55:53	LSE	752462
6,921	62.5600	11:55:53	LSE	752460
10,626	62.5600	11:55:53	LSE	752458
10,000	62.5500	11:56:28	LSE	752790
23,094	62.5700	11:58:28	LSE	754000
15,725	62.5400	12:02:19	LSE	756413
994	62.5400	12:02:20	LSE	756441
4,109	62.5400	12:02:22	LSE	756545
4,048	62.5400	12:02:22	LSE	756543
13,437	62.5500	12:05:46	LSE	759018
23,102	62.5300	12:11:33	LSE	762736
25,495	62.5500	12:18:21	LSE	767143
27,806	62.5400	12:18:25	LSE	767194
6,373	62.5700	12:24:38	LSE	771173
16,225	62.5700	12:24:38	LSE	771171
18,936	62.5400	12:27:32	LSE	772777
3,750	62.5400	12:27:32	LSE	772775
24,595	62.6100	12:34:08	LSE	777581
3,078	62.6600	12:38:45	LSE	781188
16,000	62.6600	12:38:45	LSE	781190
4,229	62.6600	12:38:45	LSE	781192
25,997	62.6300	12:44:52	LSE	785638
12,500	62.6400	12:49:14	LSE	788660
914	62.5800	12:53:07	LSE	791318
16,000	62.5800	12:53:07	LSE	791316
8,884	62.5800	12:53:07	LSE	791314
9,545	62.6400	12:58:43	LSE	795229
16,439	62.6400	12:58:43	LSE	795227
24,427	62.6000	13:04:01	LSE	800822
3,054	62.6000	13:04:01	LSE	800820
25,291	62.7300	13:10:37	LSE	805863
24,792	62.7200	13:15:51	LSE	809379

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc

 (Registrant)

By: Douglas Radcliffe

Name: Douglas Radcliffe

Title: Group Investor Relations Director

Date: 03 August 2018